Exhibit 99.1

MHG - REFINANCING OF BANK FACILITIES

Reference is made to the release dated 15 July 2014, where Marine Harvest ASA (OSE: MHG, NYSE: MHG) announced an agreement to refinance its existing bank facilities with a senior secured five year multicurrency revolving credit facility ("Facility") with its existing lenders; DNB, Nordea, Rabobank and ABN AMRO.

Marine Harvest is pleased to announce that the amount of the Facility has been increased from EUR 425 million to EUR 555 million. The accordion option, which provides flexibility for the parties to agree upon an increased facility amount during the term of the Facility, has been reduced correspondingly from EUR 425 million to EUR 295 million. Other terms of the Facility are unchanged by the increase.

For queries, please contact:

Ivan Vindheim, CFO, +47 958 71 310

Henrik Heiberg, VP Finance & Treasury, +47 917 47 724

This press release may be deemed to include forward-looking statements, such as statements that relate to future financial expenses.  Actual events could differ materially from those indicated by these statements because the realization of those events is subject to many risks and uncertainties. Factors that could affect actual events include: risks associated with fluctuations in salmon prices, risks associated with the supply and demand of salmon, including global economy, salmon prices and consumer preferences and operational risks, in particular those relating to our cost in Norway. All forward-looking statements included in this news release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.